Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

May 17, 2007
File: 100-

FILED VIA SEDAR

British Columbia Securities
Alberta Securities Commission
Commission d’accès à l’information
Manitoba Securities Commission
Ontario Securities Commission

Attention: Statutory Filings

Re: Material Change Report

Please see attached Material Change Report. We trust you will find the enclosed to be in order. However, should you require anything further, please do not hesitate to advise the writer.

Yours very truly,

AURIZON MINES LTD.

(Signed)

Julie A. Stokke Kemp

Corporate Secretary

Enclosure(s)

Cc:

Mary Collyer, DuMoulin Black

U.S. Securities and Exchange Commission